Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Income Before Income Taxes	$138	$317	$204	$257	$192	$221

Total fixed charges as below	31	117	107	105	102	121

Total earnings	$169	$434	$311	$362	$294	$342

Fixed charges, as defined:
Interest charges (a)	$30	$113	$104	$102	$101	$120
Estimated interest component of operating rentals	1	4	3	3	1	1

Total fixed charges (b)	$31	$117	$107	$105	$102	$121

Ratio of earnings to fixed charges	5.5	3.7	2.9	3.4	2.9	2.8

Preferred stock dividend requirements on a pre-tax
basis			$6	$21	$23	$28
Fixed charges, as above	$31	$117	107	105	102	121
Total fixed charges and preferred stock dividends	$31	$117	$113	$126	$125	$149
Ratio of earnings to combined fixed charges and
preferred stock dividends	5.5	3.7	2.8	2.9	2.4	2.3

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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